UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2026

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 19, 2026, Galmed Pharmaceuticals Ltd. (the “Company”) issued a press release entitled “Galmed Announces Successful First-in-Human Proof-of-Concept Clinical Study Results for Colospan’s Novel Intraoperative Tissue Assessment Technology.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The first three paragraphs of the press release attached as Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163, and 333-290399) and the Company’s Registration Statements on Form F-3 (Registration Nos. 333-272722 and 333-283241).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated August 19, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: August 19, 2026	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer